Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Cancellation of the CEDEAR Program

ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to its stockholders that, by means of its subsidiary Banco Itaú Argentina S.A., it cancelled the Program of Issuance of Argentine Certificates of Deposit – CEDEAR (“Program”), which are backed by the Company’s book-entry preferred shares with no par value.

The cancellation of the Program was approved by the National Securities Commission of Argentina (CVN) and, on this date, by the Brazilian Securities Commission (CVM) because, since December, 2016, there have been no CEDEARs of the Company outstanding at the Buenos Aires Stock Exchange (BCBA).

The cancellation of the Program will not affect the trading of the Company’s shares at the B3 or of American Depositary Receipts (ADRs) at the New York Stock Exchange (NYSE).

Due to this cancellation, the content of the Investor Relations website in Spanish (www.itau.com.br/relaciones-con-inversionistas) will no longer be updated but it will be available until the end of 2017.

The communication channels of the Investor Relations (IR) department with the market, such as websites and social medias, will not be discontinued. Itaú Unibanco will continue to update the Investor Relations websites in Portuguese (www.itau.com.br/relacoes-com-investidores) and in English (www.itau.com.br/investor-relations).

São Paulo (SP), June 12, 2017.

MARCELO KOPEL

Investor Relations Officer